November 30, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Tim Buchmiller

Re:	Registration Statement on Form S-1 (file no. 333-146354) of Vermillion, Inc.
Dear Mr. Buchmiller:
As a follow up to our telephone conversation with the staff of the Division of Corporation Finance (the “Staff”) on November 29, 2007, we are filing this letter on behalf of Vermillion, Inc. (the “Company”). In the above referenced registration statement (the “Registration Statement”) filed on September 27, 2007 and the Company’s response letter to the Staff dated October 30, 2007 (the “October 30 Letter”), Russell Alpha Global Opportunities Fund and Russell Global Opportunities Fund, each a selling stockholder named in the Registration Statement, were identified as affiliates of OppenheimerFunds Distributor, Inc., a limited purpose registered broker dealer. The Company supplementally advises the Staff that it has been informed that Russell Alpha Global Opportunities Fund and Russell Global Opportunities Fund are not affiliates of a registered broker dealer. Amendment No. 1 to the Registration Statement, filed on November 27, 2007 reflects this information. Consequently, as noted on page 5 of the October 30 Letter, the number of shares and shares underlying warrants offered on behalf of the selling stockholders named in the Registration Statement that are either broker dealers or affiliates of broker dealers is 9,115,860 or approximately 20.8% of the total number of shares proposed to be registered.
If you have any further questions or concerns please feel free to contact me at (415) 856-7049.
Sincerely,
/s/ Robert Purcell
Robert Purcell
for PAUL, HASTINGS, JANOFSKY & WALKER LLP
cc: Qun Zhou, Interim Chief Financial Officer and Corporate Controller, Vermillion, Inc.